UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Barbara
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12-31-00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |1,648,868          |I     |Note 1                     |
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Common Stock               |12/18/|G   | |5,140             |D  |           |127,714            |I     |Note 2                     |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |147,288            |I     |Note 3                     |
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Common Stock               |      |    | |                  |   |           |281,400            |I     |Note 4                     |
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Common Stock               |12/15/|J   | |70,300            |A  |           |                   |      |Note 5                     |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/18/|G   | |7,710             |A  |           |146,342            |I     |Note 5                     |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |434,491            |I     |Note 6                     |
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Common Stock               |      |    | |                  |   |           |2,123              |D     |Note 7                     |
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Common Stock               |      |    | |                  |   |           |980                |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Common Stock Options  |        |     |    | |           |   |     |     |            |       |       |10,636      |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
Note 1: Shares owned by the Barbara Bainum Declaration of Trust (the "Trust") in which Ms. Bainum is the sole trustee.
Note 2: The proportionate interest of the Trust in shares (1,779,628) owned by Mid Pines Associates , LP., the sole trustee of which is Ms. Bainum. On December 18, 2000, Ms. Bainum made gifts of her interest in Mid Pines to her sons.
Note 3: The proportionate interest of the Barbara Bainum Grantor Retained Annuity Trust ("GRAT") dated September
5, 1996, the sole trustee of which is Ms. Bainum, in shares (1,779,628) owned by Mid Pines Associates, LP.
Note 4: The proportionate interest of the Trust in shares (3,567,869) owned by Realty Investment Company, Inc., a real estate investment and management company in which Ms. Bainum, is a non-controlling shareholder.
Note 5: The proportionate interest of the Trust in shares (1,779,628) owned by Mid Pines Associates, LP., for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the sole trustee and her niece and nephews are the beneficiaries. Beneficial ownership is disclaimed. On December 15, 2000, Ms. Bainum became the trustee of two additional trusts for the benefit of her nephews. These two trusts owned interests in Mid Pines representing 70,300 shares. On December 18, 2000, three of the trusts for which Ms. Bainum is responsible received additional Mid
Pines interests representing 7,710
shares.
Note 6: The proportionate interest of certain trusts in shares (3,567,869) owned by Realty Investment Company, Inc.
for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the sole trustee and her niece and nephews are the beneficiaries. Beneficial ownership is disclaimed.
Note 7:  Ms. Bainum's interest in the Non-Employee Director Compensation
Plan.